SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

22 September 2023
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 22 September 2023
           re: Director/PDMR Shareholding

22 September 2023

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

This announcement should be read in conjunction with the disclosures in the 2022 Annual Report and Accounts published on 22 February 2023. The 2022 Annual Report and Accounts is available on the 'Financial downloads' page in the 'Investors' section of the Group's website www.lloydsbankinggroup.com.

Fixed Share Awards
This announcement details the number of Shares acquired by PDMRs in respect of the third quarter of 2023 under the Group's Fixed Share Award. In this respect, the PDMRs listed in the table below acquired on 21 September 2023, after the settlement of income tax and national insurance contributions, the number of Shares as set out by their name. The acquisition price was 44.6050 pence per Share.

The Shares will be held on behalf of the PDMRs and will be released over a three year period, with one-third being released each year on 21 September.

Name	Shares
Charlie Nunn William Chalmers	311,904 149,714

Long Term Share Plan (LTSP) awards for Chirantan Barua and Ron van Kemenade
Chirantan Barua and Ron van Kemenade joined the Group in Q2 2023. LTSP awards were made on 21 September 2023 under the rules of the Long Term Share Plan.

These awards have been granted as a result of Chirantan and Ron becoming ineligible for the grant of 2022 performance year awards at their previous employers due to their resignations, in order to join Lloyds Banking Group.

No awards are due to vest any earlier than March 2026 with vested Shares subject to a 12 month holding period.

Name	Shares
Chirantan Barua Ron van Kemenade	1,806,323 1,806,323

 ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352 487

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Charlie Nunn
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - in respect of the third quarter of 2023 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.446050	311,904

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-09-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Chalmers
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - in respect of the third quarter of 2023 under the Group's Fixed Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.446050	149,714

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-09-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Chirantan Barua
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Insurance, Pensions & Investments
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Share Plan - 2023 awards.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	1,806,323

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-09-21
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ron van Kemenade
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Share Plan - 2023 awards.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	1,806,323

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2023-09-21
f)	Place of the transaction	Outside a trading venue

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 22 September 2023